Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

August 27, 2024

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Index Shares Funds (the “Registrant”); SEC File Nos. 333-92106 and 811-21145; Post-Effective Amendment No. 188 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 188”)

Dear Mr. Cowan:

This letter responds to comments you provided in a telephonic conversation with me on July 30, 2024, with respect to Amendment No. 188. Amendment No. 188 was filed on June 21, 2024, and included disclosure with respect to the SPDR S&P Emerging Markets ex-China ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 188.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 188. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 188.

Prospectus

1.	Comment: Please consider revising the Fund’s investment objective to include the name of the index the Fund seeks to track.

Response: The Registrant believes the current investment objective provides an accurate description of the Index, which the Registrant believes may be more helpful to investors than including the name of the Index. As a result, the Registrant respectfully declines to revise the investment objective as suggested.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

2.

Comment: Please file on EDGAR a completed draft of the Fund’s fee table and example information and ensure the Fund’s ticker symbol and series and class IDs have been completed on EDGAR prior to effectiveness.

Response: The completed fee and example tables are included in Appendix A to this correspondence. The Registrant confirms the Fund’s ticker symbol and series and class IDs will be updated on EDGAR prior to effectiveness.

3.

Comment: The Staff notes the following disclosure included in “The Fund’s Principal Investment Strategy” section. If there are factors other than the Fund’s asset size that determine the quantity of the Fund’s holdings, please identify them. If that is not possible, please elaborate of the relevance of asset size as the primary factor.

The quantity of holdings in the Fund will be based on a number of factors, including asset size of the Fund.

Response: The Registrant notes the “Additional Strategies Information” section provides additional detail regarding the Fund’s strategies. In particular, the discussion provides examples of factors that may affect the Fund’s ability to achieve a high degree of correlation with the Index, including “when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or legal restrictions exist that prohibit the Fund from investing in a security in the Index.” The existence of one or more of these factors may impact the quantity of the Fund’s holdings.

With respect to the asset size of the Fund specifically, when the asset size of the Fund is small, it is possible that the dollar amount of certain index components the Fund would need to purchase to replicate the components’ weighting in the Index would be insignificant and the inclusion or exclusion of such index components would not have a material effect on the Fund’s ability to track its Index. In such instances, the transaction costs of buying and selling those securities may outweigh any benefits the Fund may receive by owning the securities. In these circumstances, the Fund may exclude such securities from its portfolio as part of its sampling strategy.

4.

Comment: The first sentence in “The Fund’s Principal Investment Strategy” section states the Fund will employ a sampling strategy. The following disclosure, which is also included in “The Fund’s Principal Investment Strategy” section, suggests that the Fund may utilize a sampling or replication strategy. Please clarify whether the Fund will use a sampling strategy, replication strategy, or a combination of the two. In addition, if there are increased repositioning costs associated with oscillating between a sampling and replication strategy, please include corresponding principal risk disclosure.

Based on its analysis of these factors, SSGA Funds Management, Inc. (“SSGA FM” or the “Adviser”), the investment adviser to the Fund, either may invest the Fund’s assets in a subset of securities in the Index or may invest the Fund’s assets in substantially all of the securities represented in the Index in approximately the same proportions as the Index, as determined by the Adviser to be in the best interest of the Fund in pursuing its objective.

Response: The Registrant notes the use of a sampling strategy permits the Fund to invest in a subset of securities in the Index, but does not preclude the Fund from investing in substantially all of the securities represented in the Index in approximately the same proportions as the Index in instances where the Adviser believes doing so is in the best interest of the Fund. Therefore, the Registrant believes the current disclosure is appropriate. To the extent the Fund switches from a sampling strategy to a replication strategy (or vice versa), the Registrant does not currently expect such a switch to result in material costs to the Fund.

5.

Comment: The Staff notes the following sentence included in “The Fund’s Principal Investment Strategy” section. Please add a line item for Acquired Fund Fees and Expenses to the “Annual Fund Operating Expenses” table if such expenses will equal or exceed one basis point.

In addition, in seeking to track the Index, the Fund may invest in equity securities that are not included in the Index (including common stock, preferred stock, depositary receipts and shares of other investment companies).

Response: The Fund does not currently intend to invest in other investment companies in an amount that such expenses will equal or exceed one basis point.

6.

Comment: Please disclose in the principal investment strategy if the Index is concentrated in an industry or group of industries and include corresponding principal risk disclosure in Items 4 and 9 discussing the risks associated with concentration and the risks associated with any industry or group of industries, as applicable.

Response: The Registrant has added disclosure to the principal strategies and principal risks sections related to the financial sector and technology sector, which each represented a significant portion of the Index as of July 31, 2024.

7.	Comment: Please revise the Fund’s Rule 35d-1 80% policy to identify the Index by name.

Response: The Registrant believes the Fund’s current Rule 35d-1 80% policy is appropriate. The Registrant notes the Fund will operate as an index fund, in that the Fund generally seeks to track the performance of a third-party index. However, because the Fund tracks a third-party index, the Registrant has no control over changes to the index, changes to the name of the index, or even the continued availability of the index. The Registrant does, however, have control over what securities are included in the Fund. Consequently, the Registrant believes it is more appropriate, and consistent with the requirements of Rule 35d-1, to have a policy to invest at least 80% of its assets in the securities comprising the index the Fund seeks to track. Despite not including the Index’s name in its Rule 35d-1 80% policy, to the extent the name of the index, or even the index itself, is changed in the future, the Registrant will endeavor to provide shareholders sufficient notice prior to such change.

8.

Comment: The Staff notes “The Fund’s Principal Investment Strategy” includes information about when the Index rebalances and reconstitutes. Please disclose in the strategy whether the Fund will reposition its portfolio on the same schedule as the Index.

Response: The Registrant notes that “The Fund’s Principal Investment Strategy” states the Fund seeks to track the performance of the Index, which the Registrant believes sufficiently implies that the Fund generally will rebalance and reconstitute on the same schedule as the Index. However, as noted in the Prospectus, there may be instances where the Fund may sell securities that are represented in the Index, or purchase securities that are not yet represented in the Index, in anticipation of their removal from or addition to the Index. In such instances, the Fund will not rebalance its portfolio at the exact same time as the Index rebalance. As a result, the Registrant respectfully declines to add the disclosure as requested.

9.

Comment: Please consider adding disclosure to the “Emerging Markets Risk” discussion addressing the risks associated with market manipulation in emerging market countries. See ADI 2020-11: Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: The Registrant has revised the “Emerging Markets Risk” discussion as follows:

Emerging Markets Risk: Risks of investing in emerging markets include, among others, greater political and economic instability, greater volatility in currency exchange rates, less developed securities markets, increased potential for market manipulation, possible trade barriers, currency transfer restrictions, a more limited number of potential buyers and issuers, an emerging market country’s dependence on revenue from particular commodities or international aid, less governmental supervision and regulation, unavailability of currency hedging techniques, differences in auditing and financial reporting standards, and less developed legal systems. There is also the potential for unfavorable action such as expropriation, nationalization, embargo, and acts of war. The securities of emerging market companies may trade less frequently and in smaller volumes than more widely held securities. Market disruptions or substantial market corrections may limit very significantly the liquidity of securities of certain companies in a particular country or geographic region, or of all companies in the country or region. The Fund may be unable to liquidate its positions in such securities at any time, or at a favorable price, in order to meet the Fund’s obligations. These risks are generally greater for investments in frontier market countries, which typically have smaller economies or less developed capital markets than traditional emerging market countries.

10.

Comment: Please add disclosure to the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussing the risk of widening bid-ask spreads. Please add similar disclosure with regards to the “Liquidity Risk” and “Valuation Risk” discussions.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk”, “Liquidity Risk” and “Valuation Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

11.	Comment: Please identify supplementally the broad-based securities market index the Fund intends to use in the average annual total returns table.

Response: The Fund currently intends to use the MSCI ACWI ex USA Index as its broad-based securities market index.

12.	Comment: Please state that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The Registrant believes the current disclosure is appropriate and consistent with Item 5 of Form N-1A, which states: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” (emphasis added).

13.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the “Fund Summary” for a more complete discussion. Item 9 disclosure should not cross reference to information included in the “Fund Summary” and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategy and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

14.

Comment: Please include additional information about the Index methodology in the “Additional Strategies Information” section. For example, how does the Index screen its parent index, the S&P Global BMI, to determine emerging market countries?

Response: The Registrant believes “The Fund’s Principal Investment Strategy” section in Item 4 currently includes the relevant and material terms of the Index methodology. With respect to the Staff’s question related to how the Index screens its parent index to determine emerging market countries, the Registrant notes the classification of emerging market countries is determined at the parent index level. The Registrant directs the Staff’s attention to the following disclosure included in “The Fund’s Principal Investment Strategy” section:

The Index is a float-adjusted market capitalization weighted index designed to define and measure the investable universe of publicly traded companies domiciled in emerging markets, excluding China. The Index component securities are a subset, based on region, of component securities included in the S&P Global BMI (Broad Market Index) . . . . A country will be eligible for inclusion in the S&P Global BMI if it is classified as either a developed or emerging market by the S&P Global Equity Index Committee. Country classification is reviewed annually and determined based on quantitative criteria and feedback from market participants via a publicly available market consultation.

15.

Comment: With respect to the following disclosure included in the “Principal Strategies” discussion in the “Additional Strategies Information” section, please clarify what types of securities the Fund may invest in that are outside of the Index.

Sampling means that the Adviser uses quantitative analysis to select securities, including securities in the Index, outside of the Index and derivatives that have a similar investment profile as the Index in terms of key risk factors, performance attributes and other economic characteristics.

Response: The Fund may invest in securities outside of the Index in a number of circumstances. For example, the Fund may invest in securities that are not yet represented in the Index in anticipation of their addition to the Index. The Registrant notes this particular circumstance is described in the “Additional Strategies Information” section following the sentence identified above. In addition, when the Fund receives cash as part of a creation transaction or due to the sale of a Fund holding, but cannot immediately invest the cash, the Fund may temporarily hold the cash or invest it in cash equivalents or money market instruments. These investments are consistent with the Fund’s sampling strategy.

16.	Comment: With respect to the following sentence included in the “Additional Strategies Information” section, please explain why and when this would occur.

Further, the Adviser may choose to overweight securities in the Index, purchase or sell securities not in the Index, or utilize various combinations of other available techniques, in seeking to track the Index.

Response: The disclosure refers to the Fund’s utilization of a sampling strategy in managing the Fund. The Registrant notes the paragraph below, currently included in the “Principal Strategies” discussion in the “Additional Strategies Information” section, explaining the Fund’s sampling strategy.

The Adviser will utilize a sampling strategy in managing the Fund. Sampling means that the Adviser uses quantitative analysis to select securities, including securities in the Index, outside of the Index and derivatives that have a similar investment profile as the Index in terms of key risk factors, performance attributes and other economic characteristics. These include industry weightings, market capitalization, and other financial characteristics of securities. The quantity of holdings in the Fund will be based on a number of factors, including asset size of the Fund. In addition, from time to time, securities are added to or removed from the Index and consequently the countries represented by the Index may change. The Adviser may sell securities that are represented in the Index, or purchase securities that are not yet represented in the Index, in anticipation of their removal from or addition to the Index.

With respect to when and why the Fund may utilize sampling, the Registrant notes the sentence below, also currently included in the “Principal Strategies” discussion in the “Additional Strategies Information” section, providing examples of circumstances that may prevent the Fund from replicating the Index.

For example, the Fund may not be able to achieve a high degree of correlation with its Index when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or legal restrictions exist that prohibit the Fund from investing in a security in the Index.

17.

Comment: With respect to the following disclosure in the “Lending of Securities” discussion in the “Non-Principal Strategies” section, investments of cash collateral should be limited to short-term, highly liquid investments. As a result, please remove references to asset-backed securities, mortgage-related securities and repurchase agreements.

To the extent the Fund receives cash collateral, as of the date of this Prospectus, the Adviser expects to invest such cash collateral in a fund managed by the Adviser that invests in: a broad range of money market instruments; certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; asset-backed securities; mortgage-related securities; repurchase agreements; and shares of money market funds.

Response: The Registrant believes the Fund’s investment of cash collateral as described in the sentence above is appropriate and, therefore, respectfully declines to remove the references to asset-backed securities, mortgage-related securities and repurchase agreements. As noted in the sentence above, the Fund will invest cash collateral received from securities lending activities in shares of a fund managed by the Adviser (the “underlying fund”). Shares of the underlying fund are primarily offered to, and held by, clients that participate in the State Street Bank and Trust Company securities lending program, and the underlying fund is used exclusively for the investment of cash received as collateral for securities loans. The underlying fund currently invests only in U.S. dollar-denominated, short-term, high quality debt obligations, including asset-backed securities, mortgage-related securities and repurchase agreements. The Registrant expects the shares of the underlying fund to be highly liquid.

18.

Comment: The Staff notes that “Counterparty Risk” and “Leveraging Risk” are listed as principal risks in Item 9 but not in Item 4. The Staff also notes that “Derivatives Risk” is included in Item 9 but that “Futures Contract Risk” is included in Item 4. Please confirm the risks included in Item 4 are reconciled with principal risks included in Item 9.

Response: The Registrant believes the current disclosure is appropriate. The Registrant notes that certain risks included in Item 9 but not in Item 4 are intended to supplement and enhance Item 4 risk disclosure. For example, the “Counterparty Risk,” “Derivatives Risk” and “Leveraging Risk” discussions included in Item 9 are intended to supplement and enhance the “Futures Contracts Risk” discussion in Item 4.

19.

Comment: Please revise the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion to address the risk of widening bid-ask spreads. Please add similar disclosure with regards to the “Liquidity Risk” discussion.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” and “Liquidity Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

Statement of Additional Information:

20.	Comment: Please consider removing the “LIBOR Risk” discussion from the “Investment Policies” section.

Response: The Registrant has removed the “LIBOR Risk” discussion.

21.	Comment: Please revise the Fund’s Rule 35d-1 80% policy in the “Investment Restrictions” section to identify the Index by name.

Response: The Registrant respectfully declines to revise the disclosure as requested and directs the Staff’s attention to its response to Comment 7 above.

Part C:

22.	Comment: Please file the index license agreement as an exhibit.

Response: The Registrant does not believe the index license agreement is required to be filed because the Registrant and Fund are not parties to the license agreement and, therefore, has not filed the license agreement as an exhibit to the registration statement.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.
W. John McGuire, Esq.
Philip K.W. Smith, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.15%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.15%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$15	$48